Exhibit 99.2

PRESS RELEASE

Poland: TotalEnergies Invests in Renewable Energies
with Biogas and Solar Projects

Paris, March 6, 2023 – TotalEnergies is developing its renewable activities in Poland by acquiring the country’s main biogas producer, Polska Grupa Biogazowa (PGB), and a 200-megawatt (MW) development pipeline of solar projects.

Poland, Europe’s Fourth-Largest Biogas Potential

With 130 employees in nine Polish regions, PGB is mainly involved in generating renewable heat and power from biogas sourced from organic waste. It owns and operates 17 facilities in production and one under construction, for a total power generation capacity of 166 GWh per year1. PGB's portfolio also includes a development pipeline of 23 projects.

The acquisition of PGB raises TotalEnergies’ biogas production capacity to 1.1 TWh and gives the Company a leading position in the promising Polish market, which represents Europe’s fourth-largest potential for biogas and biomethane production, estimated at close 100 terawatt-hours (TWh).

Poland, a Dynamic Solar Market

TotalEnergies is also entering the Polish solar market with the acquisition of six solar projects under development representing a production capacity of 200 MW. Located in northern and western Poland, the first solar farms are expected to come on stream by 2025.

“These agreements illustrate TotalEnergies' commitment to developing its renewable activities in Poland, and in Europe as a whole, to support the European Green Deal,” said Stéphane Michel, President Gas, Renewables & Power at TotalEnergies. “On the one hand, we are gaining a solid foothold in Poland's biogas market thanks to an existing company’s proven track record, experienced teams, and broad asset base. On the other hand, we are developing our presence in renewable energies with a portfolio of solar projects. With these two transactions, we are pleased to be able support Poland in its ambition to develop renewable energies and strengthen its energy sovereignty. We hope we will also have the opportunity to provide Poland with our expertise in offshore wind, an area in which we have formed a partnership with KGHM."

1 This represents nearly 0.4 TWh in biomethane equivalent (i.e., if the same installations produced biomethane, with the same inputs, and based on 1 MW = 20.5 GWh/year of biomethane equivalent).

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TotalEnergies, Europe Second Largest Biogas Producer

TotalEnergies is one of the segment leaders in Europe, with now 1,1 TWh of biogas production capacity, and aims to become a major player internationally by partnering with market leaders such as Clean Energy in the United States. The Company is active across the entire value chain, from project development to marketing of this renewable gas and its by-products (biofertilizers, bioCO2). It aims to produce at least 20 TWh per year by 2030, which represents the average annual gas consumption of four million French consumers, and a reduction in CO2 emissions of around four million tons.

TotalEnergies and renewable electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in electricity and renewables. At the end of 2022, TotalEnergies' gross renewable electricity generation installed capacity stood at almost 17 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030, with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies Contacts

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Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. The terms “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Such terms are used solely for the sake of convenience for purposes of the present communication. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.